

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 7, 2016

Eric Eichmann
Chief Executive Officer
Criteo S.A.
32 rue Blanche
Paris, France 75009

>       **Re:     Criteo S.A.**
>             **Form 10-K for Fiscal Year Ended December 31, 2015**
>             **Filed February 29, 2016**
>             **Form 10-Q for Fiscal Quarter Ended June 30, 2016**
>             **Filed August 5, 2016**
>             **File No. 001-36153**

Dear Mr. Eichmann:

   We have reviewed your filings and have the following comments.  Please comply with these comments in future filings.  Confirm in writing that you will do so.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Business

Our Clients, page 13

1.    We note that you count specific brands or divisions within the same business as distinct clients so long as those entities have separately signed insertion orders with you.  Please clarify whether your business is dependent upon a group of affiliated customers constituting an aggregate amount equal to 10 percent or more of your consolidated revenues.  Please refer to Item 101(c)(1)(vii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 65

2.    We note that you changed your method to measure your clients' sales and your clients' post-click sales in 2015.  Please discuss the reasons for and timing of the change in how you calculate these metrics.  Explain how the changes have resulted in fewer client sales and post-click sales under the new method versus the prior method.

3.    We note your discussions throughout various earnings calls that you are making progress in the export business in China and that your data center in Shanghai is fully operational. We further note disclosure in your compensation discussion and analysis that the board of directors considered the strong momentum in the company's Chinese export business when assessing whether the company achieved its functional goals for purposes of the executive bonus plan.  Please consider enhancing your MD&A to provide investors with updates on the progress of your export and domestic business in China.  Please also consider expanding risk factor disclosure regarding operational and regulatory challenges related to your expansion into China.

Note 17. Nature of Expenses Allocated to Cost of Revenue, page F-38

4.    We note on page 68 that salaries, bonuses, share-based compensation, pension benefits and other personnel-related costs accounted for a significant portion of your operating expenses.  We further note in your disclosure on page 6 that you have over 700 professionals dedicated to operating and constantly enhancing your technology platform. However, as indicated on page F-38, cost of revenue does not include the costs of such personnel, nor their efforts towards customized client solutions, but only the costs of the data center equipment and hosting services infrastructure that they operate.  Please tell us why such personnel costs incurred to generate revenue are not included in cost of revenue.

Form 10-Q for Fiscal Quarter Ended June 30, 2016

Revenue, pages 29 and 30

5.    During your first quarter earnings call, you attributed a significant portion of your revenue growth to your in-app mobile business and dynamic product ads, much of it driven by Facebook.  Considering that in late May Facebook announced that it was shuttering its FBX ad exchange, on which you deliver targeted e-commerce ads for your clients, tell us and disclose how this will impact your future revenue growth.  In this regard, we note that you reiterated your financial outlook for fiscal year 2016 as provided on February 10, 2016 during your second quarter earnings call.

Eric Eichmann
Criteo S.A.
September 7, 2016
Page 3

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding our comments on the financial statements and related matters. Please contact Lahdan Rahmati, Law Clerk, at (202) 551-8199, or Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

        Sincerely,

        /s/ Kathleen Krebs, for

        Larry Spirgel
        Assistant Director
        AD Office 11 – Telecommunications